



EASTMAIN

NEWS RELEASE

$3 Million Private Placement Completed

Trading Symbol: ER – The Toronto Stock Exchange December 31, 2004

Eastmain Resources Inc. (**ER-TSX**) disclosed today that the private placement announced on December 12, 2004 has been fully subscribed. The offering consisted of 4,300,000 flow-through units at $0.70 per unit for aggregate gross proceeds of $3,010,000. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one common share at a price of $0.85 per share for a period of 12 months following the closing of the offering.

MineralFields Group, Canadian Small Cap Resource Fund, Northern Precious Metals Fund and Augen Capital participated in the placement. Management of Eastmain purchased an aggregate of 100,286 units in connection with the placement. Canaccord Capital Corporation acted as financial advisor for Eastmain in the financing.

Proceeds of the offering will be used for exploration on the Corporation's MegaTEM Joint Venture Project with Noranda, it's 50% option on the Reserve Creek Gold project, located in northwestern Ontario and on it's gold projects within the James Bay region, Quebec.

Eastmain has **$6.5 million** in working capital and is debt free with approximately 50 million shares outstanding. Eastmain's shares trade on The Toronto Stock Exchange under the symbol ER.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: robinson@eastmain.com or visit our web site at www.eastmain.com.